Exhibit 99.1

Corporación América Airports S.A. Reports 2.6% YoY Increase in Total Passenger Traffic in March 2019

Passenger traffic up 6.6% YoY in Argentina and 7.3% in Ecuador, partially offset by declines in other countries of operations

LUXEMBOURG--(BUSINESS WIRE)--April 15, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 2.6% in March 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Mar'19	Mar'18	% Var.	YTD’19	YTD’18	% Var
Domestic Passengers (thousands)	3,941	3,647	8.0%	11,531	10,573	9.1%
International Passengers (thousands)	2,205	2,292	-3.8%	6,576	6,732	-2.3%
Transit Passengers (thousands)	708	738	-4.1%	2,321	2,342	-0.9%
Total Passengers (thousands)	6,854	6,677	2.6%	20,428	19,647	4.0%
Cargo Volume (thousand tons)	38.2	36.6	4.4%	104.8	98.6	6.3%
Total Aircraft Movements (thousands)	71.5	73.9	-3.2%	212.7	213.4	-0.3%

Passenger Traffic Overview

Total passenger traffic in March 2019 increased 2.6% YoY, primarily reflecting growth of 6.6% in Argentina and 7.3% in Ecuador, partially offset by declines across most other countries of operations. The Company faced more difficult comps in March as the Easter holidays this year fell in April, while in 2018 they fell in March.

In Argentina, total passenger traffic increased 6.6% YoY, mainly driven by 14.8% growth in domestic passengers benefiting from the launch of several new routes and the addition of new airlines during 2018, together with a mix-shift to domestic from international travel by local passengers. This was partially offset by a decline of 7.4% in international passengers, reflecting continued challenging macro conditions. During March, Flybondi added a new domestic route connecting Iguazú with Rosario Airport, further increasing connectivity in the country, while Córdoba and Mendoza airports also reported a record-high traffic volume. In addition, during April low cost airline JetSmart begun domestic operations. Also that month the remaining regional flights were migrated from Aeroparque to Ezeiza Airport, with the exception of flights to/from Montevideo and Punta del Este.

In Italy, passenger traffic declined 2.2%, reflecting more difficult comps as last year traffic in March benefited from the Easter school holidays, which are falling in April this year.

In Brazil, passenger traffic declined 3.2%, impacted by a decline of approximately 20% in seat supply at Avianca Brasil, that also announced cancellation of certain routes at several Brazilian airports starting April 2019, and, to a lesser extent, a reduction in less profitable routes and frequencies by LATAM Airlines as it seeks to optimize operations at Brasilia Airport.

In Ecuador, passenger traffic increased 7.3%, with international passenger traffic at Guayaquil Airport up 14.2%, mainly attributed to the continued good performance of the Spirit Airlines flight to Fort Lauderdale, the addition of 3 weekly flights by COPA Airlines, and the start of operations of Jet Blue, that opened a route to Fort Lauderdale with seven weekly flights.

Passenger traffic in Uruguay declined 10.3% YoY mainly impacted by macro conditions experienced in Argentina and more difficult comps from the Easter holidays effect as discussed above, together with the cancellation of Avianca’s daily route to Bogotá, Colombia.

Cargo Volume and Aircraft Movements

Cargo volume increased 4.4% in March 2019, mainly as a result a 69.4% increase in Brazil, offset by a decline of 9.3% in Argentina, related to the continued challenging macroeconomic conditions.

Aircraft movements decreased 3.2% in March 2019, mainly as a result of a 13.3% decline in Brazil.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Mar'19	Mar'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,689	3,462	6.6%	10,960	10,247	7.0%
Italy	531	543	-2.2%	1,420	1,398	1.6%
Brazil	1,582	1,634	-3.2%	4,968	4,966	0.1%
Uruguay	185	206	-10.3%	643	685	-6.2%
Ecuador	410	382	7.3%	1,105	1,028	7.5%
Armenia	200	187	7.1%	579	524	10.4%
Peru	258	264	-2.3%	753	799	-5.7%
TOTAL	6,854	6,677	2.6%	20,428	19,647	4.0%

Cargo Volume (tons)
Argentina	20,145	22,219	-9.3%	56,057	60,392	-7.2%
Italy	1,064	929	14.5%	3,081	2,657	16.0%
Brazil	9,042	5,338	69.4%	23,524	14,083	67.0%
Uruguay	2,249	2,792	-19.4%	6,095	6,756	-9.8%
Ecuador	3,955	3,432	15.2%	11,313	10,045	12.6%
Armenia	1,331	1,465	-9.1%	3,558	3,474	2.4%
Peru	404	406	-0.7%	1,191	1,165	2.2%
TOTAL	38,189	36,581	4.4%	104,818	98,571	6.3%

Aircraft Movements
Argentina	39,347	39,395	-0.1%	115,890	113,425	2.2%
Italy	5,206	5,284	-1.5%	14,152	13,885	1.9%
Brazil	13,371	15,421	-13.3%	40,751	44,750	-8.9%
Uruguay	2,548	2,966	-14.1%	9,337	10,948	-14.7%
Ecuador	6,937	6,480	7.1%	20,636	17,989	14.7%
Armenia	1,826	1,751	4.3%	5,326	4,915	8.4%
Peru	2,308	2,579	-10.5%	6,646	7,467	-11.0%
TOTAL	71,543	73,876	-3.2%	212,738	213,379	-0.3%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411